

February 18, 2014

Via E-mail
Mark D. Timmerman, Esq.
Executive Vice President,
Secretary and General Counsel
Anchor BanCorp Wisconsin Inc.
25 West Main Street
Madison, WI 53703

      Re: Anchor BanCorp Wisconsin Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed January 30, 2014
              File No. 333-192964

Dear Mr. Timmerman:

      We have reviewed your amended registration statement and the related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

1.   We note your revised disclosure in response to prior comment 6 in our letter dated January 15, 2014. Please further revise to cite the source of the data quantifying the extent to which commercial real estate values and residential real estate values in your market area have declined. In this regard, we note your statement under the section headed "Market Data" that "[m]arket data and other statistical information used in this prospectus are based on independent industry sources and publications, as well as from research reports prepared for other purposes." Alternatively, please revise to assume responsibility for the veracity of the data you have provided in response to prior comment 6.

2.   We note your response to prior comment 18 in our letter dated January 15, 2014. Please note that absent an order granting confidential treatment or as otherwise explicitly

permitted by Item 601 of Regulation S-K, you must file complete copies, including attachments, of all required exhibits in their entirety. Attachments include, for example, annexes, appendices, exhibits and schedules. Since you did not file Schedule 2.2(c)(2), Schedule 2.2(m) and one page of Schedule 2.2(p) of each of Exhibits 4.2, 4.3, 4.4 and 4.5, please refile these exhibits in their entirety. If you believe that confidential treatment of particular information is warranted, you may request confidential treatment pursuant to Rule 406 of the Securities Act. For guidance, please refer to Staff Legal Bulletin No. 1A (Feb. 28, 1997 with the July 11, 2001 addendum).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact David Lin at (202) 551-3552 or me at (202) 551-3698 with any questions.

                                        Sincerely,

                                        /s/Mark Webb

                                        Mark Webb
                                        Legal Branch Chief

cc: <u>Via E-mail</u>
         Michael J. Zeidel, Esq.
         Skadden, Arps, Slate, Meagher & Flom LLP